EXHIBIT 9.2

SHAREHOLDERS’ AGREEMENT OF

AMBEV S.A.

This Shareholders’ Agreement is entered into by and among,

(i) FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, having its registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3900, 11th floor, registered with the Brazilian Federal Taxpayers’ Registry (“CNPJ”) under No. 60.480.480/0001-67, herein duly represented in accordance with its bylaws (hereinafter referred to as “FZ”);

(ii) INTERBREW INTERNATIONAL B.V., a company organized under the laws of the Netherlands, having its registered office at Ceresstraart 19, 4811 CA, Breda, Netherlands, registered with the CNPJ under No. 06.614.548/0001-08, herein duly represented in accordance with its organizational documents (hereinafter referred to as “IIBV”); and

(iii) AMBREW S.A., a company organized under the laws of Luxembourg, having its registered office at 5, Rue Gabriel Lippmann, 5365 Munsbach, registered with the CNPJ under No. 06.250.266/0001-79, herein duly represented in accordance with its organizational documents (hereinafter referred to as “Ambrew” and together with FZ and IIBV, the “Parties”);

and as an intervening and consenting party,

(iv) AMBEV S.A., a company having its registered office in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1017 – 3rd floor – Edifício Corporate Park, Itaim Bibi – CEP 04530-001, registered with the CNPJ under No. 07.526.557/0001-00, herein duly represented in accordance with its bylaws (hereinafter referred to as the “Company”);

RECITALS

Whereas:

(i)	FZ and the former controlling shareholders (Braco S.A. and Empresa de Administração e Participações S.A.) of Companhia de Bebidas das Américas – Ambev (CNPJ No. 02.808.708/0001-07) (“AmBev”) executed a Shareholders’ Agreement on July 1, 1999 to regulate their rights and obligations with respect to exercise of the shared control of the Company (the “Original Shareholders’ Agreement”);

(ii)	in view of the successful implementation of the Original Shareholders’ Agreement and the fruitful relations among the controlling shareholders, the Original Shareholders’ Agreement was amended on March 2, 2004 in order to, inter alia, extend its term until July 1, 2019 (the “First Amendment”);

(iii)	IIBV and Ambrew are successors to Braco S.A. and Empresa de Administração e Participações S.A. and, therefore, are parties to the Original Shareholders’ Agreement, as modified by the First Amendment;

(iv)	after implementation of the stock swap merger (incorporação de ações) described in the material fact notice dated December 7, 2012, which is attached hereto as Exhibit I and made an integral part hereof (the “Stock Swap Merger”), AmBev will become a wholly-owned subsidiary of the Company, and the shareholders of AmBev, accordingly, will become shareholders of the Company;

(v)	the terms and conditions of the Original Shareholders’ Agreement, as modified by the First Amendment, will be preserved with respect to the Company by way of execution by the Parties of a shareholders’ agreement identical to the Original Shareholders’ Agreement, as modified by the First Amendment, to take effect as of implementation of the Stock Swap Merger through July 1, 2019 (the “Company Shareholders’ Agreement”);

(vi)	since the execution of the Original Shareholders’ Agreement, control over AmBev has been exercised in a very harmonious manner, based on mutual interests and common endeavors on the part of the controlling shareholders, with a view to fostering the development of AmBev and achievement of substantial results for its shareholders, including the offering of quality healthcare and education benefits to AmBev’s employees and their dependents;

(vii)	there is a relevant interest on the part of FZ in continuing its investment in the Company and sharing the control of the Company with IIBV and Ambrew, as well as preserving and, if possible, enhancing dividend flows, in support of the ongoing institutional objectives of FZ; and

(viii)	the Parties wish to keep unchanged the terms and conditions of the Original Shareholders’ Agreement, as modified by the First Amendment, until the end of its term on July 1, 2019, both with respect to AmBev and, after the Stock Swap Merger, with respect to the Company (in the latter case by way of execution of the Company Shareholders’ Agreement), provided, further, that the Parties also wish to immediately formalize certain terms and conditions for preservation of their association after said date in accordance with the terms of this Shareholders’ Agreement, which, after the implementation of the Stock Swap Merger and after the effective period of the Company Shareholders’ Agreement scheduled to terminate on July 1, 2019, will become effective as of July 2, 2019, in the best interests of the Parties, the Company and its shareholders.

NOW, THEREFORE, FZ, IIBV and Ambrew enter into this Shareholders’ Agreement for the purposes and effects of Section 118 of Law No. 6,404, dated December 15, 1976, subject to the terms and conditions stated below, which the Parties freely agree to and which the Parties will comply with and cause compliance with:

SECTION I - DEFINITIONS

1.1 Unless written in lowercase letters only, the following terms, whether in the singular or plural form, will have the meanings assigned below:

(a)	“Shares” mean (i) all shares of the Company’s capital stock held by the Shareholders on the date of the Stock Swap Merger; and (ii) any other shares of the Company’s capital stock that may hereafter be held by any Shareholder for any reason whatsoever, including, without limitation, a purchase, subscription, stock split, stock dividend, and capitalization of profits or other reserves; (iii) shares of the Company’s capital stock subscribed to in connection with any capital increase; (iv) shares received by any Shareholder as a result of a consolidation, merger or other corporate reorganization involving the Company; and (v) the right to subscribe to newly-issued shares or equity securities that carry such right or are convertible into shares of the Company’s capital stock;

(b)	“Shareholder” means (i) individually, FZ, or (ii) collectively, IIBV and Ambrew;

(c)	“Agreement” means this Shareholders’ Agreement;

(d)	“Purchaser” means any third party to whom any Shareholder Disposes of its Shares;

(e)	“Dispose” means to sell, assign, contribute to the capital stock of another company and/or any other act which results in the transfer or disposal of any Share, and “Disposal” means the effect of any such acts;

(f)	“Controlled Company” means any company over which the Company exercises Corporate Control;

(g)	“Corporate Control” means a direct or indirect ownership interest greater than fifty percent (50%) of the voting stock of a company, carrying the right to cast a majority of the votes on the resolutions adopted by the shareholders’ meetings, and the power to elect a majority of the managers of the entity so controlled; and

(h)	“Corporation Law” means Law No. 6,404/76, as amended.

SECTION II - BASIC PRINCIPLES

2.1 The Shareholders covenant that the following basic principles shall guide their actions as shareholders of the Company, as well as the acts of the Company as shareholder of the Controlled Companies, where applicable:

(a)	the controlling interest in the Company, as represented by the sum of the Shares, will be exercised jointly during the term of this Agreement, subject to the rights ascribed individually to each Shareholder hereunder;

(b)	the strategic decisions involving the Company and the Controlled Companies shall always have as their fundamental objective the preservation and growth of the beverage business of the Company and its Controlled Companies, leading to an increased presence in the international markets;

(c)	the management of the business of the Company and the Controlled Companies will be conducted by independent, experienced, skilled professionals who meet the required qualifications for the positions held; and

(d)	each Shareholder will adopt all necessary measures to allow a Prior Meeting to be held in a timely manner, and will refrain from acts that may prevent, delay or hinder any such Prior Meeting in any way.

2.2 Each Shareholder agrees to exercise its voting rights at the shareholders’ meetings of the Company, as well as to cause its representatives on the Boards of Directors of the Company and its Controlled Companies to act and vote on such corporate bodies so as to ensure at all times compliance with the basic principles set forth in item 2.1 and compliance with all other terms of this Agreement, being barred the taking of any action that is not fully compliant with this Agreement.

SECTION III - CAPITAL STOCK AND OWNERSHIP INTERESTS OF SHAREHOLDERS

3.1 After implementation of the Stock Swap Merger, it is expected that the capital stock of the Company will be divided into 15,662,132,660 common shares with no par value, and that the Shares will be held by the Shareholders as follows:

SHAREHOLDER	COMMON SHARES	% OF COMMON SHARES
FZ	1,501,432,405	9.6
IIBV	8,420,841,160	53.8
Ambrew	1,271,506,635	8.1
TOTAL	11,193,780,200	71.5

3.1.1 The number of shares of the capital stock of the Company at the time of the Stock Swap Merger and the ownership of such Shares by the Shareholders as indicated in item 3.1 above were estimated assuming an exchange ratio at the Stock Swap Merger of five (5) shares of the Company for each common or preferred share of AmBev. Once the Stock Swap Merger is approved, the Parties will update or confirm, as the case may be, such information in writing, so as to reflect the exchange ratio actually adopted for the Stock Swap Merger.

3.2 Subject to the provisions in item 6.2, this Agreement binds all Shares of the capital stock of the Company, as defined in item 1.1(a) above.

3.2.1 For the purpose of item 1.1(a)(iv) above, if during the term of this Agreement any consolidation, merger or other corporate reorganization involving the Company is approved, whereby the Company is terminated and/or the Shareholders receive shares of the capital stock of another company, then the Shareholders agree that the terms and conditions of this Agreement, as adjusted where applicable solely due to dilution of both Shareholders in the new company, if any, will be preserved with respect to the company succeeding the Company, and to this end the Shareholders agree to enter into a shareholders’ agreement for such company, the rules herein contained to apply automatically, as adjusted to the new reality, while the referred new agreement is not yet executed.

SECTION IV - ELECTION OF MANAGERS OF COMPANY

4.1 The Shareholders agree that the management of the Company, in any event, shall be comprised of a Board of Directors and a Board of Executive Officers.

4.1.1 The Boards of Directors of the Company and the Controlled Companies will be governed by the applicable provisions of the Corporation Law and their bylaws.

4.1.2 The Board of Directors of the Company may create committees for the purpose of handling specific matters whose analysis requires certain technical expertise by the committee members.

4.2 The Boards of Directors of the Company and the Controlled Companies will be elected by a majority vote of the shareholders, in accordance with the terms of the Corporation Law.

4.2.1 Irrespective of its ownership interest in the Company, but so long as it continues to hold at least 1,501,432,405 Shares of the Company’s capital stock (as such number may be adjusted for stock dividends, stock splits or reverse stock splits), FZ will be entitled to nominate two (2) sitting members and their alternates to serve on the Board of Directors of the Company. The Shareholders agree that one of the members of the Company’s Board of Directors nominated by FZ pursuant to this item will be entitled to sit on the Operations, Finance and Compensation Committee and the Compliance Committee to be created by the Board of Directors of the Company promptly after implementation of the Stock Swap Merger, which will have at least the same duties of the corresponding committees existing in AmBev at the time of execution of this Agreement, as well as any other committee that may be created by the Board of Directors of the Company during the term hereof. Additionally, the Shareholders shall use their best efforts to allow one such director to take part as an observer in the meetings of the Company’s Fiscal Council (Conselho Fiscal), whenever such body serves in lieu of an Audit Committee under the Sarbanes-Oxley Act of 2002.

4.2.2 The minimum number of Shares of the capital stock of the Company required for preservation of FZ’s rights as referred to in item 4.2.1 above was determined assuming an exchange ratio with respect to the Stock Swap Merger of five (5) shares of the Company for each common or preferred share of AmBev. Once the Stock Swap Merger is approved, the Parties will update or confirm, as the case may be, such number in writing, so as to reflect the exchange ratio actually adopted for the Stock Swap Merger.

4.3 In the case of resolutions related to election of the members of the Board of Directors, the Shareholders will exercise their voting rights at the shareholders’ meetings of the Company so as to elect the directors nominated by FZ in accordance with the terms of this Agreement.

4.4 FZ will be entitled to demand removal, at any time, of any member of the Company’s Board of Directors that was nominated by FZ, in which case the Shareholders agree to promptly make all arrangements necessary to carry out the removal of such director.

4.5 In the event of removal, resignation, replacement or any other event leading to a vacancy regarding a member of the Company’s Board of Directors nominated by FZ, FZ will have the right to nominate a substitute (or a new alternate, should FZ choose to confirm the alternate originally designated for the vacant position), in which case the Shareholders agree to exercise their voting rights at the shareholders’ meeting of the Company so as to formalize the election of the member so nominated.

4.6 In case cumulative voting procedure is adopted, the Shareholders will hold a Prior Meeting within the twenty-four (24) hours preceding the relevant shareholders’ meeting of the Company or any of the Controlled Companies, as the case may be, to decide on how they will cast their votes to ensure achievement of the purposes set forth in this Section IV, provided, however, that no Shareholder will request adoption of cumulative voting procedure without the express, prior consent of the other Shareholder.

SECTION V - PRIOR MEETINGS AND EXERCISE OF VOTING RIGHTS

5.1 Except for resolutions related to election of the members of the Board of Directors, which will be governed by the provisions of Section IV above, each Shareholder will exercise its voting rights at the shareholders’ meetings of the Company, and will cause its representatives on the Board of Directors of the Company and each Controlled Company to exercise their voting rights on the relevant corporate bodies, at all times in concert with the other Shareholder (or, as the case may be, with the representatives of the other Shareholder) and pursuant to the provisions of this Section V.

5.2 Whenever duly called pursuant to this Section V, the Shareholders will hold, prior to any shareholders’ meeting of the Company and/or any of the Controlled Companies, as well as prior to any meeting of the Board of Directors of the Company and/or the Controlled Companies, a meeting (each a “Prior Meeting”) for the purpose of discussing and defining a position to be uniformly adopted by both Shareholders at the shareholders’ meetings and/or the Board of Directors meetings that such Prior Meeting will precede.

5.2.1 The Prior Meetings will be held at the Company’s headquarters or at another place to be timely defined by mutual agreement of the Shareholders.

5.2.2 The Prior Meeting will be held, on first call, at least three (3) days in advance of the shareholders’ meeting or the meeting of the Board of Directors at which the decision to be adopted at the relevant Prior Meeting will be implemented.

5.2.3 The Prior Meetings may be called by any Shareholder or any representative of the Shareholders on the Board of Directors of the Company and/or any of the Controlled Companies, by notice given to the other Shareholder at least four (4) days in advance of the date of such Prior Meeting. Such notice will be given in writing and will include the agenda to be discussed at the applicable Prior Meeting, provided, further, that only the items of the agenda stated in the notice may be resolved on in the relevant Prior Meeting.

5.2.4 Notwithstanding the provisions in items 5.2.1 to 5.2.3 above, a Prior Meeting that is attended by at least one (1) representative of each Shareholder will be deemed to be duly called and held.

5.2.5 In the event any Shareholder fails to attend a duly called Prior Meeting, such Prior Meeting will automatically be deemed to be the object of a second call and, thereupon, will be held at the same place twenty-four (24) hours after the date and time for the first call, even when such date is not a business day.

5.2.6 A Prior Meeting will be held on first call upon attendance by the two (2) Shareholders, and on second call upon attendance by either Shareholder.

5.3 The Shareholders hereby agree to use their best efforts to define at a Prior Meeting, at all times by mutual agreement, the position to be adopted by the Shareholders at the shareholders’ meetings or meetings of the Board of Directors related to such Prior Meeting. However, if no mutual agreement is reached, the position to be adopted will be defined by the Shareholder holding the greatest number of voting shares of the Company, provided that the matter under discussion is not (i) the election of members of the Board of Directors or members of any committee to be created by the Board of Directors, in which case FZ’s rights referred to in Section IV shall be observed; or (ii) any of the matters provided in item 5.4 below, in which case adoption of any resolution will require the Shareholders’ mutual agreement.

5.4 The matters specified below will necessarily be submitted for approval at the shareholders’ meetings and/or Board of Directors meetings of the Company and/or the Controlled Companies, as the case may be, and will only be approved at a Prior Meeting upon an affirmative vote of both Shareholders:

(a)	any amendment to the bylaws of the Company and/or any of the Controlled Companies with the purpose of changing: (i) the corporate purpose with a view to causing them to cease to the production, commercialization and distribution of beverages; (ii) the allocation of the results of operation, as provided in the current item 36 of the Company’s bylaws and equivalent provisions in the bylaws of the Controlled Companies that are sponsors of FZ; (iii) the minimum mandatory dividend of forty percent (40%) of the Company’s adjusted net income; and/or (iv) any other provision that affects the rights of FZ under this Agreement; and

(b)	transformation of the Company into a different form of legal entity.

5.4.1 In light of the provision in item 5.4 above, it is hereby expressly agreed that in the event the Shareholders fail to reach consensus at a Prior Meeting with respect to the position to be adopted for a resolution involving the foregoing matters, then the Shareholders will exercise or cause to be exercised their voting rights so as not to approve the matter to be resolved at the shareholders’ meeting or the meeting of the Board of Directors to be held.

5.5 Each Prior Meeting will be recorded in the form of minutes to be executed by the attending Shareholders, which shall provide a summary of the resolutions adopted and determine the course of action to be followed, which both Shareholders will observe.

5.5.1 Each Shareholder agrees to exercise its voting rights at the shareholders’ meetings of the Company, and to cause its representatives on the Board of Directors of the Company and each Controlled Company to exercise their respective voting rights on such corporate bodies, at all times in conformity with the prevailing course of action for the matter at hand, as approved at a Prior Meeting called in connection therewith, if any, and in such case as a single block together with the other Shareholder.

5.5.2 The Shareholder that fails to attend any Prior Meeting duly called and held pursuant to this Section V will remain obliged to exercise its voting rights at the shareholders’ meetings of the Company, as well as to cause its representatives on the Board of Directors of the Company and each Controlled Company to exercise their respective voting rights on such corporate bodies, at all times in conformity with the prevailing course of action for the matter at hand, as approved at the relevant Prior Meeting.

5.5.3 Should the representative of any of the Shareholders fail to attend a meeting of the Board of Directors of the Company and/or any of the Controlled Companies, or fail to cast a vote at such meetings in conformity with the prevailing course of action for the matter at hand, as approved at the relevant Prior Meeting (including by abstention), the aggrieved party may vote the shares held by the absent or nonperforming Shareholder (on account of an abstention or otherwise), provided that in the case of an absent or nonperforming member of the Board of Directors (on account of an abstention or otherwise) such voting rights will be exercised by any director elected by the other Shareholder.

5.6 By virtue of this Agreement, the Shareholders grant to one another irrevocable and irreversible powers of representation so that in the event of absence of a Shareholder at any shareholders’ meetings of the Company, the attending Shareholder will be empowered to represent the absent Shareholder, pursuant to Section 126, Paragraph 1 of the Corporation Law, and to cast a vote in strict conformity with the minutes of the relevant Prior Meeting.

5.6.1 The power of attorney referred to in item 5.6 above will have a term of validity identical to that of this Agreement, pursuant to Paragraph 7 of Section 118 of the Corporation Law.

5.6.2 As an alternative, the Shareholders may appoint, through the granting of a power of attorney, a trustee for the voting trust provided for in this Agreement, whose specific duties will be:

(a)	to comply with its powers as trustee;

(b)	to apprise the Shareholders of the resolutions to be adopted at the shareholders’ meetings of the Company and the Controlled Companies, pursuant to the position adopted at the relevant Prior Meetings; and

(c)	whenever required, to act as the single representative of the Shareholders at the shareholders’ meetings of the Company and the Controlled Companies.

5.6.3 Any vote cast at a shareholders’ meeting or meeting of the Board of Directors of the Company in disagreement with the provisions of any item of this Agreement will be deemed invalid and ineffective, it being incumbent on the chairman of the shareholders’ meeting or the meeting of the Board of Directors, as the case may be, to disregard the vote expressed in breach of such provisions.

5.7 Notwithstanding the provisions of this Section V, the resolutions at a Prior Meeting will not bind the vote of the Shareholders or the members nominated by them to serve on the Board of Directors of the Company or any of the Controlled Companies in regard to the following matters:

(a)	analysis and approval of the management accounts of the Company and any Controlled Company;

(b)	analysis and approval of the management report and the financial statements of the Company and any of the Controlled Companies;

(c)	any matters or actions typified as abuse of power, as set forth in Section 117, Paragraph 1 of the Corporation Law; and

(d)	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Corporation Law.

SECTION VI - TRANSFER OF SHARES

6.1 The Shares (i) whose Disposal by IIBV and/or Ambrew results in a reduction in the aggregate ownership interests of such shareholders to less than 50% plus one share of the voting capital stock of the Company, and/or (ii) that are Disposed of by FZ by means of one and only one eligible transfer of at least the minimum amount of Shares of the capital stock of the Company required for the continued effectiveness of this Agreement, pursuant to item 9.1 below, to a single buyer, will remain fully bound to this Agreement, which will extend to the Purchaser of the relevant Shares as far as all its rights and obligations are concerned, including with regard to the effective period set forth in item 9.1 below.

6.1.1 For avoidance of doubt, in case of a Disposal of Shares by IIBV and/or Ambrew that does not result in a reduction in the aggregate ownership interests of such shareholders to less than 50% plus one share of the voting capital stock of the Company, the Shares object of such a Disposal will no longer be bound by this Agreement.

6.1.2 Also for avoidance of doubt, FZ may at any time during the term of this Agreement, subject to the Offer to Sell provided for in item 6.2 below, automatically release from the effects of this Agreement all or any portion of the Shares it holds that exceeds the minimum amount of Shares of the capital stock of the Company required for the continued effectiveness of this Agreement pursuant to item 9.1, solely for the purpose of Disposal on a stock exchange or organized over-the-counter market.

6.1.3 Effectiveness of the relevant Disposal of Shares will be subject to a suspensive condition that the Purchaser first executes an instrument acceding to this Agreement and undertaking on an irrevocable and irreversible basis to unconditionally abide by all terms and conditions of this Agreement.

6.2 Under penalty of nullity, a release or Disposal of Shares by FZ must be preceded by an offer to sell to the remaining Parties the same Shares (“Offer to Sell”) to be formalized not more than ten (10) days prior to the intended date of Disposal, at a price equal to the weighed average of the quoted market prices for the shares of the capital stock of the Company on the twenty (20) trading sessions immediately prior to the date of such offer on the stock exchange where they are most actively traded (provided, further, that if such shares were not traded in at least half of such twenty (20) trading sessions, such period will be extended to forty (40) trading sessions, and if a lack of trades continues to exist in half or more of such trading sessions, then the weighted average market price for the Shares of the Company on another stock exchange during the same determination periods will be adopted).

6.2.1 Within five (5) days following receipt of the Offer to Sell, the offered Parties shall either accept or refuse it by written notice to FZ.

6.2.2 The Parties agree to complete the sale of the Shares and payment of the applicable price within no more than five (5) days as of the acceptance of the Offer to Sell.

6.2.3 Should the Offer to Sell be refused by both offered Parties, or in the absence of express acceptance of the Offer to Sell by one of the offered Parties within the period of five (5) days referred to in item 6.2.1 above, or should the offered Parties after having accepted the Offer to Sell fail to pay the price thereof within five (5) days as mentioned in item 6.2.2, then FZ will be at liberty to release and Dispose of the Shares object of the Offer to Sell, pursuant to item 6.2, within a period of ten (10) days following the end of the period of five (5) days mentioned in item 6.2.2, after which the procedure provided in item 6.2 and its subitems will need to be complied with once again.

SECTION VII - INTERVENING PARTIES

7.1 The Company is executing this Agreement as an intervening party to acknowledge and undertake to abide by all the terms herein contained, and particularly to file this Agreement as contemplated in Section 118 of the Corporation Law.

7.2 The Company will only be required to observe any changes to this Agreement that are set forth in a written instrument executed by both Shareholders and the Company, as an intervening party.

7.3 The Company agrees to promptly communicate to the Shareholders any act, fact or omission that may constitute a violation of this Agreement, and to take all actions that may be required by subsequent regulations to preserve the validity and effectiveness of this Agreement.

SECTION VIII - NOTICES

8.1 Any notice and/or communication to be given or made in connection with the provisions of this Agreement will necessarily be in writing and sent to the addresses stated below, and will be deemed effective (i) forty-eight (48) hours after dispatch, if sent by special courier with acknowledgment of receipt; (ii) twenty-four (24) hours after transmission by fax or e-mail, provided there is express confirmation of receipt; or (iii) on the date shown in the confirmation of delivery, in the case of a registered letter:

(a)	if addressed to FZ, to:

Av. Brigadeiro Faria Lima nº 3900, 11º andar

São Paulo – SP

CEP 04538-132

Fax: (+5511) 3708-0110

E-mail: fahz@fahz.com.br

Attn.: Mr. Victorio De Marchi

(b)	if addressed to IIBV, to:

Ceresstraat 1, 4811, CA Breda

Holland

Fax: (+31) 76 525 2669

E-mail: daan.siero@ab-inbev.com

Attn.: Daan Siero

(c)	if addressed to Ambrew, to:

5, Rue Gabriel Lippmann, 5365, Munsbach,

Luxembourg

Fax: (+352) 26 15 96 50

E-mail: gert.magis@ab-inbev.com

Attn.: Gert Magis

(d)	if addressed to the Company, to:

Rua Dr. Renato Paes de Barros nº 1017, 4º andar

São Paulo – SP

CEP 04530-001

Fax: (+5511) 2122-1374

E-mail: acpedro@ambev.com.br

Attn.: Legal Officer (Diretor Jurídico)

8.2 Any party hereto may change its address for delivery of notices provided in item 8.1 above, so long as it gives notice to the other parties of such change of address in accordance with the provisions of this Section VIII.

SECTION IX - EFFECTIVENESS

9.1 Upon occurrence of the Stock Swap Merger and the continued effectiveness of the Company Shareholders’ Agreement through the end date of its term on July 1, 2019, this Agreement will become effective on July 2, 2019 and will remain in full force and effect for as long as FZ continues to own at least 1,501,432,405 Shares of the capital stock of the Company (as such number may be adjusted on account of a stock dividend, stock split and reverse stock split).

9.1.1 The minimum amount of Shares of the capital stock of the Company required for preservation of FZ’s rights, as provided in item 9.1 above, was determined assuming an exchange ratio with respect to the Stock Swap Merger of five (5) shares of the Company for each common or preferred share of AmBev. Once the Stock Swap Merger is approved, the Parties will update or confirm, as the case may be, such amount in writing, so as to reflect the exchange ratio actually adopted for the Stock Swap Merger.

9.1.2 This Agreement may be terminated by FZ at any time by written notice given to the Shareholders, in accordance with the terms of item 8.1 above.

9.2 The Shareholders acknowledge that the term of effectiveness established in item 9.1 was freely agreed upon by the Shareholders and in no event will such term be construed as an agreement for an indefinite period of time.

SECTION X - SPECIFIC PERFORMANCE

10.1 The Shareholders hereby agree and acknowledge that a mere recovery of damages will not constitute adequate compensation in the case of default of any obligation herein contained.

10.2 The provisions of this Agreement are subject to specific performance in accordance with the terms of Section 118, Paragraph 3 of the Corporation Law, and the Shareholders hereby acknowledge that this Agreement constitutes an extrajudicial enforcement instrument (título executivo extrajudicial) for all purposes mentioned in Sections 461, 462, 466-A et seq. of the Brazilian Civil Procedure Code.

10.3 The Shareholders do not waive, but rather may pursue, any legal action or remedy (including a recovery of damages) to which they may be entitled under applicable law, and the Shareholders expressly agree to accept any sanction, court order or similar act imposed or issued to prevent or avoid a breach of this Agreement.

SECTION XI - GENERAL PROVISIONS

11.1 A Shareholder will have access at all times to information concerning any and all ongoing and proposed business of the Company, as well as a right to conduct at its own cost and expense a technical, accounting or financial due diligence review of all procedures and records followed or kept by the Company, and in this connection the Shareholders agree, for themselves and their representatives, agents, employees and third party contractors, to hold in confidence and secrecy all information so acquired, unless otherwise required by a regulatory order or directive from a competent authority, such information not to be used for any purpose foreign to their status as Shareholders.

11.2 In the event any provision of this Agreement becomes null or ineffective, the validity or effectiveness of its remaining provisions will not be affected thereby, which shall remain in full force and effect, and in such case the Shareholders shall negotiate in good faith to replace the ineffective provision with another provision that achieves the intended purposes and effects as closely as reasonably possible.

11.3 The fact that a Shareholder fails to timely demand compliance with any of the provisions hereof or the rights related hereto or fails to exercise any discretion provided for herein will not be construed as a waiver of such provisions, rights or discretion and will not operate as novation or otherwise affect the validity of this Agreement.

11.4 Except as otherwise expressly stated herein, the provisions of this Agreement are irrevocable and irreversible and are binding on the Shareholders, their successors, authorized representatives and assignees, howsoever designated.

11.5 This Agreement may not be transferred or assigned, wholly or in part, to third parties, except in the cases provided for herein.

11.6 This Agreement will be filed at the Company’s headquarter and will remain at the disposal of all shareholders.

11.7 This Agreement may only be amended in writing, provided, further, that any such amendment will only be effective upon signature by the Shareholders and the Company, as an intervening party.

11.8 This Agreement will be governed by the laws of Brazil, and the central courts sitting in the judicial district of the City and State of São Paulo are hereby elected to settle any disputes related hereto, to the exclusion of any other court no matter how privileged they may be.

IN WITNESS WHEREOF, the Shareholders have executed this Agreement in four (4) counterparts of identical form and substance.

São Paulo, April 16, 2013.

(Signature page follows)

(signature page of the Shareholders’ Agreement of Ambev S.A., dated April 16, 2013)

FUNDAÇÃO ANTONIO E HELENA ZERRENNER

INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA

INTERBREW INTERNATIONAL BV

AMBREW S.A.

AMBEV S.A.

Witnesses:

1.	2.
Name:	Name:
CPF:	CPF:

Exhibit I

Material fact notice dated December 7, 2012